SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR UPDATE ON AER LINGUS OFFER

Ryanair, Europe's only ultra-low cost airline, confirmed today (14 Nov) that its discussions continue with the European Commission about its radical package of remedies designed to address the Commission's competition concerns in relation to Ryanair's 19 June offer for Aer Lingus.  This comprehensive remedies package includes a number of new airline bases in Dublin, new entrant competitors on over 40 routes to/from Dublin, Cork and Shannon, as well as specific competition solutions that guarantee increased price competition on routes to and from Ireland.  Following receipt of the Commission's statement of objections last evening (13 Nov), a standard procedural step in Phase II EU merger reviews, Ryanair expects that the Commission will shortly market test this transformational remedies package, and remains confident that its offer for Aer Lingus will receive competition clearance following any fair assessment by the Commission.  A detailed process of engagement with the EU Commission is now underway.

Ryanair's offer for Aer Lingus is being reviewed while dramatic changes take place across the EU airline industry, including: (1) a large restructuring of Iberia with 4,500 job losses; (2) the takeover of Vueling by IAG, combining the No 2 and No 3 airlines in Spain; (3) a major restructuring of SAS including 6,000 job losses and state backed loan guarantees; and (4) the planned merger of Aegean and Olympic, the No 1 and No 2 airlines in Greece.  It is against this backdrop that Ryanair is proposing a merger that provides secure jobs, growth opportunities and financial benefits for all shareholders in a larger Ireland based EU carrier.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 14 November, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary